September 23, 2024

Paul B. Middleton
Chief Financial Officer
Plug Power Inc.
125 Vista Boulevard
Slingerlands, NY 12159

       Re: Plug Power Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-Q for the Quarterly Period Ended June 30, 2024
           Response dated September 11, 2024
           File No. 001-34392
Dear Paul B. Middleton:

       We have reviewed your September 11, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 27, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Inventory, page F-20

1. We note your response to prior comment 2. Although we note your statement that much of the inventory associated with your lower of cost or net realizable value charge has longer production times and had yet to turn, please also provide an explanation regarding why the excess and obsolescence reserve did not have further reductions as the inventory was sold or written off.

Note 21. Commitments and Contingencies, page F-53

2. We note your response to prior comment 5, including your statement that you "continued
       to be unable to determine at the time of the filing of most recent Quarterly Form 10-Q if there was at least a reasonable possibility that a loss may be incurred in connection with
 September 23, 2024
Page 2

       the legal proceedings." Please note that the term "reasonably possible," as defined under
       ASC 450-20-20, represents any chance more than remote but less than likely. Therefore, unless you view the chance of an unfavorable event occurring to be remote, please confirm you will comply with ASC 450-20-50-4(b) by disclosing an estimate of the possible range of loss or a statement that an estimate cannot be made.


       Please contact Beverly Singleton at 202-551-3328 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing